FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Delivering a PowerPoint Presentation? Leave the Laptop Behind	3

Document 1

January 6th, 2010

Delivering a PowerPoint Presentation? Leave the Laptop Behind

RIM Introduces BlackBerry Presenter

Waterloo, ON - Users can finally feel free to leave their laptop behind when going to deliver a presentation. Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today introduced BlackBerry® Presenter, the latest accessory for BlackBerry® smartphones. BlackBerry Presenter is a conveniently small and light device that easily plugs into a projector or monitor, then lets the user display a Microsoft® PowerPoint® presentation wirelessly from their BlackBerry smartphone.

“Mobile professionals are always looking to carry less when travelling,” said Glenn Laxdal, Vice President, Product Management, Research In Motion. “BlackBerry Presenter equips mobile professionals with a simple, secure and convenient way to deliver presentations directly from their BlackBerry smartphone, giving them the freedom to leave their laptops behind.”

BlackBerry Presenter gives users easy control of their presentations, allowing them to navigate their presentations, view speaker notes, loop presentation slides and even reference information on one slide while displaying another. Thanks to a wireless (Bluetooth®) connection between the BlackBerry smartphone and BlackBerry Presenter, users can also walk around freely while presenting (supports roaming up to 30 feet between the devices).

Specifications*

•	Conveniently small and light -- 3.4" x 2.4" x 0.9" and 140g
•	Video Formats Supported: NTSC, PAL
•	Video Cable Support: S-Video, VGA
•	Power Connection: Micro USB
•	Display Resolution Support: 640x480 (VGA), 800x600 (SVGA), 1024x768 (XGA)
•	Bluetooth Version 2.0 + EDR, Class 1.5
•	Carrying Case: Synthetic Leather
•	Support for most PowerPoint animations and transitions
•	No additional file processing required - present files directly without having to pre-process the file on the PC
•	Languages Supported: English, French, Italian, German, Spanish

Pricing and Availability

BlackBerry Presenter is being demonstrated by RIM at the Consumer Electronics Show (CES) in Las Vegas this week and will be available at a later date on ShopBlackBerry.com for $199. It will also be available at select authorized dealers and retail stores. To sign up for alerts on product availability, please visit www.shopblackberry.com/us/presenter.  For more information, please visit www.blackberry.com/presenter.

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* Requires BlackBerry Device Software v4.6. Not available for BlackBerry Curve 8300 Series or BlackBerry Pearl Flip Series.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 6, 2010	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer